UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
July 28, 2021
Commission File Number: 001-10257
Barclays Bank PLC
(Name of Registrant)
1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)
Interim Results Announcement
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements on Form S-8 (No. 333-149302, 333-149301, 333-112797 and 333-112796) and Form F-3 (333-232144) of Barclays Bank PLC and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The Report comprises the following:

Exhibit 99.1	Results of Barclays Bank PLC Group as of, and for the six months ended, 30 June 2021.

Exhibit 99.2	A table setting forth the issued share capital of Barclays Bank PLC and the Barclays Bank PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2021, the most recent reported statement of position, and updated for any significant or material items since that reporting date.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

Barclays Bank PLC	1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: July 28, 2021	By:	/s/ Garth Wright
Name: Garth Wright
Title: Assistant Secretary

Barclays Bank PLC	2